

December 10, 2012

<u>Via E-mail</u>
Julianna S. Ingersoll
Chief Financial Officer
RREEF Property Trust, Inc.
345 Park Avenue, 24th Floor
New York, NY 10154

Re: RREEF Property Trust, Inc.
Amendment No. 3 to Form S-11
Filed November 29, 2012
File No. 333-180356

Dear Ms. Ingersoll:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Liquidity Track Record, page 106</u>

1.   Please disclose Fund I's target liquidation date.

<u>Exhibit 23.4</u>

2.   Please confirm to us that you will file along with any post-effective amendment that includes expertised valuation disclosure a revised consent that clearly identifies such disclosure.

Sales Material Submitted October 18, 2012

Website

3.   With respect to your footnotes on the calculation of initial capitalization rate, please more clearly state that the first year revenues are based on the company's estimate.

Sales Material Submitted November 20, 2012

General

4.   Please revise your risk factors sections to include the risk that distributions may come from offering proceeds.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to the Investment Company Act, please contact Stephen Packs in the Division of Investment Management at (202) 551-6853. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Rosemarie A. Thurston
        Via E-mail